Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File Nos. 333-211218 / 333-211218-01

Issuer Free Writing Prospectus, dated September 4, 2018

Bunge Limited Finance Corp.

4.350% Senior Notes Due 2024

(the “Notes”)

Pricing Term Sheet

This Free Writing Prospectus relates only to the Senior Notes of Bunge Limited Finance Corp. due March 15, 2024, and should only be read together with the Preliminary Prospectus Supplement dated September 4, 2018 relating to the Senior Notes of Bunge Limited Finance Corp. due March 15, 2024.

Issuer:	Bunge Limited Finance Corp.

Guarantor:	Bunge Limited

Expected Ratings*:	Baa2 / BBB / BBB

Size:	$600,000,000

Maturity Date:	March 15, 2024

Coupon:	4.350%

Price:	99.878% of the principal amount

Yield:	4.375%

Spread to Benchmark Treasury:	+160 basis points

Benchmark Treasury:	2.750% due August 31, 2023

Benchmark Treasury Price:	99-28 ¼

Benchmark Treasury Yield:	2.775%

Interest Payment Dates:	March 15 and September 15, beginning on March 15, 2019

Trade Date:	September 4, 2018

Settlement Date**:	September 10, 2018 (T+4)

CUSIP/ISIN:	120568 BA7 / US120568BA72

Optional Redemption:

At any time prior to February 15, 2024 (one month before maturity), BLFC may elect to redeem and repay the notes, at any time in whole, or from time to time in part, at a redemption price equal to the greater of 100% of the principal amount of the notes to be redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the notes to be redeemed that would be due if such notes matured on February 15, 2024 (exclusive of interest accrued but unpaid to the date of redemption) discounted to their present value as of such redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the applicable Treasury Yield, as determined by the Reference Treasury Dealers, plus 25 basis points.

On or after February 15, 2024 (one month before maturity), BLFC may elect to redeem and repay the notes, in whole or in part from time to time at a redemption price equal to 100% of the principal amount of the notes being redeemed on the redemption date. BLFC will pay accrued and unpaid interest on the notes redeemed to the redemption date. See “Description of the Notes—Optional Redemption by BLFC” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

SMBC Nikko Securities America, Inc.
ABN AMRO Securities (USA) LLC

ING Financial Markets LLC

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

Senior Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

ANZ Securities, Inc.

Barclays Capital Inc.

BB Securities Limited

BBVA Securities Inc.

DZ Financial Markets LLC

ICBC Standard Bank Plc

Loop Capital Markets LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Standard Chartered Bank

SunTrust Robinson Humphrey, Inc.

UniCredit Capital Markets LLC

Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear Bank, S.A./N.V. and Clearstream Banking, société anonyme, on or about September 10, 2018, which will be the fourth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to September 10, 2018 will be required, by virtue of the fact that the Notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of the prospectus supplement or the next four succeeding business days should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC at (866) 718-1649 or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.